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                     February 23, 2022

       Raul Jacob
       Chief Financial Officer
       Southern Copper Corporation
       1440 East Missouri Avenue
       Suite 160
       Phoenix, AZ 85014

                                                        Re: Southern Copper
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-14066

       Dear Mr. Jacob:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation